SCHEDULE 14A
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INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934

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TABLE OF CONTENTS


CONSUMERS BANCORP, INC.
614 East Lincoln Way
P.O. Box 256
Minerva, Ohio 44657



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS



October 16, 2002


To our Shareholders:

Notice is hereby given that the Annual Meeting of Shareholders of Consumers Bancorp, Inc. will be held at the main offices of Consumers National Bank, 614 East Lincoln Way, Minerva, Ohio 44657 on Wednesday, October 16, 2002, at 9:00 a.m., for the following purposes:

1. To elect three directors, each to serve for a three-year term expiring in 2005 and to elect one director to serve for a one-year term expiring in 2003;
2. To approve an amendment to Consumers Bancorp, Inc.'s Amended and Restated Code of Regulations to permit the removal of members of the Board of Directors for cause; and
3. For the transaction of any other business that may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on August 19, 2002 shall be entitled to notice of and to vote at the meeting and any adjournment thereof.


By Order of the Board of
Directors

MARK S. KELLY
President
Chief Executive Officer


Minerva, Ohio
September 9, 2002

We urge you to sign and return the enclosed proxy as promptly as possible whether or not you plan to attend the meeting in person. If you attend the meeting and so desire, you may withdraw your proxy by giving a written notice of revocation and vote in person.

CONSUMERS BANCORP, INC.
614 East Lincoln Way
P.O. Box 256
Minerva, Ohio 44657

PROXY STATEMENT

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Consumers Bancorp, Inc. (the "Company" or "Consumers Bancorp") for use at the Annual Meeting of Shareholders to be held at the main offices of Consumers Bancorp, 614 East Lincoln Way, Minerva, Ohio, on Wednesday, October 16, 2002, at 9:00 a.m.

This Proxy Statement and the accompanying proxy are first being mailed to shareholders on or about September 9, 2002. It is contemplated that solicitation of proxies generally will be by mail. However, officers or employees of Consumers Bancorp or Consumers National Bank, a wholly owned subsidiary of Consumers Bancorp, may also solicit proxies by telephone or facsimile without additional compensation. The costs associated with the solicitation of proxies will be paid by Consumers Bancorp.

Shareholders of record at the close of business on August 19, 2002 are entitled to notice of and to vote at the Annual Meeting. As of August 19, 2002, 2,146,281 Consumers Bancorp common shares, no par value, were issued and outstanding. Each shareholder will be entitled to one vote for each common share on all matters that come before the Annual Meeting.

Proxies solicited by the Board of Directors will be voted in accordance with the instructions given, unless revoked. Where no instructions are provided, all properly executed proxies will be voted (1) for the election to the Board of Directors of all nominees for Class II director named in this Proxy Statement; (2) for the election to the Board of Directors of the nominee for Class III director named in this Proxy Statement; (3) for the proposal to amend Consumers Bancorp's Amended and Restated Code of Regulations to permit the removal of members of the Board of Directors for cause; and (4) at the discretion of the holders of the proxies, on such other business that may properly come before the meeting or any adjournment thereof.

The shareholders present in person or by proxy shall constitute a quorum. Abstentions and broker non-votes will be counted in establishing the quorum, but they will have the effect of a vote against the proposal to amend the Amended and Restated Code of Regulations. A proxy may be revoked at any time before it is voted by written notice to Consumers Bancorp, by submission of a later dated proxy or by voting in person at the meeting. Any written notice revoking a proxy should be sent to Mrs. Theresa Linder, Secretary, Consumers Bancorp, Inc., P.O. Box 256, Minerva, Ohio 44657.

ELECTION OF DIRECTORS

Election of Directors

At present, the Board of Directors consists of nine members. The Board of Directors is divided into three classes, with four directors in Class I with terms expiring in 2004, three directors in Class II with terms expiring in 2002 and two directors in Class III with terms expiring in 2003. The directors in each class are elected for terms of three years so that at each Annual Meeting the term of office of one class of directors expires. Section 5 of the Amended and Restated Articles of Incorporation provides that classes be divided as equally as possible.

The terms of office of Class II directors Mark S. Kelly, Laurie L. McClellan and David W. Johnson will expire at the Annual Meeting upon the election of their successors. Ms. McClellan and Messrs. Kelly and Johnson have been nominated by the Board of Directors to serve as Class II directors for three-year terms that will expire at the 2005 annual meeting upon the election of their successors. In order to divide the classes equally, the Board of Directors is proposing to move John P. Furey from Class I to Class III so that the Board of Directors will be equally divided into three classes of three members each. Accordingly, Mr. Furey has been nominated by the Board of Directors to serve as a Class III director for a one-year term that will expire at the 2003 meeting upon election of his successor. In the event that Mr. Furey is not elected as a Class III director, he will continue to serve the remainder of his current term as a Class I director, the number of Class I Directors will remain at four and the total number of directors will remain unchanged at nine. Additional information concerning the nominees for director and the directors and executive officers of Consumers Bancorp is provided in the following pages.

The common shares represented by the accompanying proxy will be voted for the election of the nominees to serve as directors, unless contrary instructions are indicated on the proxy card. The nominees for director receiving the greatest number of votes will be elected as directors. If the election of directors is by cumulative voting (see page 13), the persons appointed by the accompanying proxy intend to cumulate the votes represented by the proxies they receive and distribute such votes in accordance with their best judgment.

If one or more of the nominees should at the time of the annual meeting be unavailable or unable to serve as a director, the common shares represented by the proxies will be voted to elect the remaining nominees and any substitute nominee or nominees designated by the Board of Directors. The Board of Directors knows of no reason why any of the nominees will be unavailable or unable to serve.

The Board of Directors recommends that the shareholders vote <u>for</u> the election of the nominees as Class II directors and <u>for</u> the election of the nominee as a Class III director.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information as to each person who is a nominee or who currently serves as a director or executive officer of Consumers Bancorp or Consumers National Bank.

Name	Age	Principal Occupation During Past Five Years	Positions Held with Consumers Bancorp or Consumers National Bank	Served as Director or Officer Since	Term to Expire
Directors and Nominees for Election:					
Mark S. Kelly	52	President of Consumers National Bank and Consumers Bancorp, Inc.; Director of Federal Home Loan Bank of Cincinnati	Director President Chief Executive Officer	1984	2002
Laurie L. McClellan	49	Radiologic — Technologist Chairman of Consumers National Bank and Consumers Bancorp, Inc.	Director Chairman	1987	2002
David W. Johnson	42	Corporate President of Summitville Tile, Summitville, Ohio	Director	1997	2002
Thomas M. Kishman	53	Owner of Kishman's IGA, Minerva, Ohio	Director	1995	2003
Homer R. Unkefer	87	Corporate President of Homer R. Unkefer, Inc. Minerva, Ohio	Director	1965	2003
John P. Furey	50	Corporate President of Furey's Wheel World, Inc., Malvern, Ohio	Director	1995	2004
J.V. Hanna	79	Vice President of Consumers National Bank and Consumers Bancorp, Inc.	Director Vice President	1965	2004
James R. Kiko, Sr.	58	Director of Kiko Auctioneers, Inc., Canton, Ohio	Director	1997	2004
Walter J. Young	79	Vice President of Consumers National Bank and Consumers Bancorp, Inc.	Director Vice President	1981	2004

Name	Age	Principal Occupation During Past Five Years	Positions Held with Consumers Bancorp or Consumers National Bank	Served as Director or Officer Since	Term to Expire
Non-Director Executive Officers:					
Paula J. Meiler	48	Chief Financial Officer and Treasurer of Consumers National Bank; Comptroller of The Citizens Banking Company (1981-1999)	Chief Financial Officer Treasurer	1999	N/A
Phillip M. Suarez	53	Senior Vice President and Senior Loan Officer of Consumers National Bank; Senior Vice President - Lending Security of Dollar Bank (1998-2000); Vice President and Senior Lender of Suburban Bank and Trust (1996-1998)	Senior Vice President and Senior Loan Officer	2000	N/A

THE BOARD OF DIRECTORS AND
ITS COMMITTEES

The Board of Directors conducts its business through meetings of the Board and its committees. Consumers Bancorp held 6 Board of Directors meetings in the fiscal year 2002. All directors attended at least 75% of the Consumers Bancorp Board meetings and meetings of committees on which they served. Each member of the Board of Directors of Consumers Bancorp is also a member of the Board of Directors of Consumers National Bank. Consumers National Bank held 15 Board of Directors meetings in the fiscal year 2002.

Directors are compensated for each meeting of the Consumers National Bank Board of Directors and each committee meeting that they attend. Compensation for attendance at a Consumers National Bank Board of Directors meeting is $800 per meeting. Unless otherwise indicated, the committees are part of the Board of Directors for Consumers National Bank only. Committee meeting attendance fees are $100 for the Asset/Liability, Audit, Loan and Technology & Services Committees and $150 for the Executive Committee. Directors were paid a total of $181,750 for all Board and committee meetings attended during the fiscal year ended June 30, 2002. Directors are given a year-end bonus equal to $2000 plus $100 for each year of service on the Board. A special $1,000 bonus is given to directors who have served on the Board for at least 20 years.

The Audit Committee, which serves in dual capacity as the Audit Committee of Consumers Bancorp and Consumers National Bank, is comprised of Mr. Furey, Mr. Kishman and Ms. McClellan, with Mr. Kishman serving as Chairman. Mr. Furey and Mr. Kishman are "independent" as defined by the NASD listing standards. During fiscal year 2002, the Audit Committee met 16 times. The oversight functions of the Audit Committee are to review all internal and external audit functions, evaluate and recommend appointment of Consumers Bancorp's independent auditors, and review the adequacy of Consumers Bancorp's system of internal audit control and processes. The Audit Committee adopted a charter on August 28, 2001. The Report of the Audit Committee is on page 12 of this Proxy Statement.

The Loan Committee is comprised of Mr. Furey, Mr. Hanna, Mr. Kelly, Mr. Kiko, Ms. McClellan, Mr. Unkefer and Mr. Young. The Loan Committee reviews loan requests, including exceptions and loans exceeding an individual loan officer's authority. Mr. Kelly is the chairperson of the Committee. The Loan Committee met 50 times during the fiscal year 2002.

The Asset/Liability Committee, which serves in dual capacity as the Asset/Liability Committee of Consumers Bancorp and Consumers National Bank, is comprised of Mr. Furey, Mr. Hanna, Mr. Kelly, Mr. Kishman, Mr. Young and Ms. McClellan. The Asset Liability Committee reviews Consumers National Bank's investment strategy and portfolio. Mr. Hanna is the chairperson of the Asset/Liability Committee. During the fiscal year 2002, the Asset/Liability Committee met 6 times.

The Technology & Services Committee is comprised of various management and support personnel with the following directors as members: Mr. Furey, Mr. Kelly, Mr. Kishman, Ms. McClellan and Mr. Young. The function of the committee is to review products, technical developments, and equipment purchases. Mr. Furey is the chairperson of the committee. During the fiscal year 2002, the Technology & Services Committee met 11 times.

The Executive Committee, which also serves in dual capacity as the Executive Committee of Consumers Bancorp, reviews various executive compensation areas and Board organization issues. This committee is comprised of Mr. Furey, Mr. Hanna, Ms. McClellan, and Mr. Young. Ms. McClellan is the chairperson of the committee. The Executive Committee held 17 meetings during the fiscal year 2002.

PROPOSAL TO AMEND AND RESTATE CONSUMERS BANCORP'S AMENDED AND RESTATED CODE OF REGULATIONS

The Amended and Restated Code of Regulations of Consumers Bancorp (the "Regulations") were originally prepared in 1994 at the time the holding company was organized and were amended and restated in 2000. The Board of Directors has determined that a change should be made to the Regulations to include a provision that permits the removal of directors for cause, as currently provided under Ohio law. The Board of Directors is seeking to amend and restate the Regulations in the form attached hereto as Exhibit A. The actual amendment being sought is as follows:

Amending Article II to insert a new paragraph (d) specifying that,

- 'in accordance with Ohio law, all the directors, all the directors of a particular class, or any individual director may be removed from office, only for cause, by vote of the holders of a majority of the outstanding shares of Consumers Bancorp, provided that no director shall be removed if the votes of a sufficient number of shares are cast against the director's removal that, if cumulatively voted at an election of all directors of a particular class, would be sufficient to elect at least one director.'

The affirmative vote of the holders of a majority of the outstanding shares of Consumers Bancorp common stock is necessary for the adoption of the proposed amendment to the Regulations.

Unless otherwise indicated, the accompanying proxy will be voted for the proposed amendment to the Regulations.

The Board recommends that the shareholders vote <u>for</u> the amendment and restatement of the Regulations to permit the removal of the members of the Board of Directors for cause.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

Under the rules of the Securities and Exchange Commission, a person is deemed to be the beneficial owner of securities, such as common shares, if such person has or shares voting power or investment power in respect of such securities. Information is provided below about each person known to Consumers Bancorp to be the beneficial owner of more than 5% of its outstanding common shares.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership*	Percent of Common Shares
Laurie L. McClellan 28 Teepee Drive Minerva, Ohio 44657	450,110	20.97%
J.V. Hanna 208 Lindimore Street Minerva, Ohio 44657	143,290	6.68%

*This column includes shares owned by or jointly with family members or trusts, including 420,099 of Mrs. McClellan's shares and 34,858 of Mr. Hanna's shares.

Security Ownership of Management

The following table shows the beneficial ownership of Consumers Bancorp common shares as of June 30, 2002 for each nominee, director and executive officer of Consumers Bancorp and for all nominees, directors and executive officers as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership*	Percent of Common Shares
John P. Furey 8050 Avalon Rd. NW, Malvern, Ohio 44644	22,716	1.06%
J.V. Hanna 208 Lindimore, Minerva, Ohio 44657	143,290	6.68%
David W. Johnson 570 Highland Ave., Salem, Ohio 44460	14,372	.67%
Mark S. Kelly 10063 Linden Rd., Minerva, Ohio 44657	19,134	.89%
James R. Kiko, Sr. 811 Fox Ave. SE, Paris, Ohio 44669	3,196	.15%
Thomas M. Kishman 525 W. Lincoln Way, Minerva, Ohio 44657	11,501	.54%
Laurie L. McClellan 28 Tepee Dr., Minerva, Ohio 44657	450,110	20.97%
Homer R. Unkefer P. O. Box 87, Minerva, Ohio 44657	33,252	1.55%
Walter J. Young 120 Manito Trail, Malvern, Ohio 44644	70,000	3.26%
Paula Meiler 30186 Mountz Rd., Salem, Ohio 44460	1,395	.06%
All directors, nominees and executive officers as a group (11 persons)	768,966	35.82%

*   This column includes shares owned by or with family members or trusts, including 6,720 of Mr. Furey's shares; 34,858 of Mr. Hanna's shares; 234 of Mr. Kelly's shares; 2,250 of Mr. Kiko's shares; 5,501 of Mr. Kishman's shares; 420,099 of Ms. McClellan's shares; 16,626 of Mr. Unkefer's shares; and 65,248 of Mr. Young's shares.

EXECUTIVE COMPENSATION

The following table shows the cash compensation and certain other compensation paid or accrued by Consumers Bancorp or the Consumers National Bank for the fiscal years ended June 30, 2000, 2001 and 2002 to Mark S. Kelly, President and Chief Executive Officer of Consumers Bancorp and Consumers National Bank and for the fiscal year ended June 30, 2002 to Paula J. Meiler, Chief Financial Officer and Treasurer. No other executive officer of Consumers Bancorp or Consumers National Bank received compensation for services to Consumers Bancorp or Consumers National Bank during the last three fiscal years in excess of $100,000.

Summary Compensation Table

Name and Principal Compensation Position	Year	Annual Compensation		Other Annual Comp.($)	Long-Term Compensation			Payouts
		Salary($)	Bonus($)		Awards			
					Restricted Stock Award(s)	Securities Underlying Options/ SAR(s)($)	LTIP Payouts ($)	All Other ($)
Mark S. Kelly	2002	175,124	29,250	—	—	—	—	24,104[1]
(President and Chief	2001	170,180	24,250	—	—	—	—	22,533[2]
Executive Officer)	2000	164,451	29,580	—	—	—	—	19,577[3]
Paula J. Meiler (Chief Financial Officer and Treasurer)	2002	88,276	14,092	61	—	—	—	4,071[4]

1   Represents amounts contributed to Mr. Kelly in connection with the Consumers National Bank 401(k) Savings and Retirement Plan & Trust and also includes $14,100 earned in connection with service as a director and $461 for the year provided as a car allowance and $1,344 in other compensation.

2   Represents amounts contributed to Mr. Kelly in connection with the Consumers National Bank 401(k) Savings and Retirement Plan & Trust and also includes $13,200 earned in connection with service as a director and $521 for the year provided as a car allowance and $166 in other compensation.

3   Represents amounts contributed to Mr. Kelly in connection with the Consumers National Bank 401(k) Savings and Retirement Plan & Trust and also includes $14,100 earned in connection with service as director and $564 for the year provided as a car allowance.

4   Represents amounts contributed to Ms. Meiler in connection with the Consumers National Bank 401(k) Savings and Retirement Plan & Trust.

Under the Consumers National Bank 401(k) Savings and Retirement Plan & Trust (the "401(k) Plan") as in effect during 2002, the Consumers National Bank's Board of Directors has the discretion and authority to determine the amount to be contributed to the 401(k) Plan. The 401(k) Plan is administered by Consumers National Bank. Each participant in the 401(k) Plan has credited to his or her benefit account a maximum of 4.0% of his or her annual salary, provided he or she has voluntarily contributed a like amount. The 401(k) Plan states that each participant shall be fully vested in the 401(k) Plan immediately upon contribution. Benefits under the 401(k) Plan cannot be estimated for the participants because the benefits are based upon future earnings of the Consumers National Bank and future compensation of the participants. Part of the funds in the 401(k) Plan are vested in the participants in accordance with the 401(k) Plan. An eligible participant is one who has completed one year of service, works 1,000 hours per year, and has attained the age of 21. At the time of retirement, death, disability or other termination of employment, a participant is eligible to receive a distribution of all vested amounts credited to his or her account in either a single lump sum payment or a series of substantially equal installment payments over a period not longer than the joint life expectancy of the participant and beneficiary. The aggregate total of participant contributions and matching contributions of Consumers National Bank on behalf of Mark S. Kelly for the fiscal year 2002 was $16,398 and the total for Paula J. Meiler was $8,143. The trustees of the 401(k) Plan are Mark S. Kelly and Laurie L. McClellan.

In September 1995, the Board of Directors of Consumers National Bank adopted a Salary Continuation Plan to encourage Consumers National Bank executives to remain employees of Consumers National Bank. The Salary Continuation Plan provides additional retirement and spousal survivorship benefits. The Salary Continuation Plan provides a participant or a surviving spouse upon retirement or death with fifteen years of income payments equal to 48% of the executive's base pay at the time of termination. The amount of base pay is limited to the lesser of the preceding year's annual base salary prior to termination or the annual base salary at the inception of the agreement with the executive plus 3.5% annual inflation. Vesting in the Salary Continuation Plan commences at age 50 and is prorated until age 65. However, vesting is 100% upon the death of the executive, assuming that he or she was insurable. Otherwise, benefits cease at death. The benefit amount is determined using a 7.5% discount factor, compounded monthly. For the year ended June 30, 2002, approximately $146,000 has been charged to expense in connection with the Salary Continuation Plan.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely upon a review of Forms 3, 4 and 5 furnished to Consumers Bancorp during the fiscal year ended June 30, 2002, no director, officer, beneficial owner of more than ten percent of its outstanding common shares, or any other person subject to Section 16 of the Exchange Act, failed to file on a timely basis during the fiscal year ended June 30, 2002, with the exception of one Form 4 for Mr. Johnson (with respect to the acquisition of common shares) and two Forms 4 for Ms. McClellan (with respect to the acquisition of common shares).

CERTAIN TRANSACTIONS AND RELATIONSHIPS

Directors and executive officers of Consumers Bancorp and Consumers National Bank and their associates were customers of, or had transactions with, Consumers Bancorp or Consumers National Bank in the ordinary course of business during fiscal year ended June 30, 2002. Continued transactions with these persons may be expected to take place in the future. In the ordinary course of business, loans are made to officers and directors on substantially the same terms as those prevailing at the same time for comparable transactions with unrelated third parties. Such loans do not, and will not, involve more than the normal risk of collectability or present other unfavorable features.

Mr. Kiko, a director, is a real estate auctioneer and, in the ordinary course of business, Consumers Bancorp and Consumers National Bank have retained the services of Mr. Kiko in the past to liquidate property and may continue to retain him in the future.

The SEC rules require disclosure of any family relationship among directors and executive officers. Mr. Kiko, a director, is first cousin to Jan Kishman, spouse of director, Mr. Kishman.

INDEPENDENT PUBLIC ACCOUNTANTS

Based on recommendation of the Audit Committee, the Board of Directors has engaged the accounting firm of Crowe Chizek & Company LLP to serve as independent certified public accountants for Consumers Bancorp for the fiscal year ending June 30, 2003. Crowe Chizek & Company LLP has served as independent public accountants for Consumers Bancorp since 1999. One or more representatives of Crowe Chizek & Company LLP are expected to be present at the meeting and will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

AUDIT COMMITTEE REPORT

Consumers Bancorp's Audit Committee has reviewed and discussed with management the audited financial statements for the fiscal year ended June 30, 2002. In addition, the Audit Committee has discussed with Crowe Chizek & Company LLP, the independent accounting firm for Consumers Bancorp, the matters required by Statements on Auditing Standards No. 61, *Communications with Audit Committees.*

The Audit Committee has also received written disclosures from Crowe Chizek & Company LLP required by Independence Standards Board Standard No. 1, and have discussed with Crowe Chizek & Company LLP its independence from Consumers Bancorp.

Based on the foregoing discussions and reviews, the Audit Committee has recommended to Consumers Bancorp's Board of Directors that the audited financial statements be included in Consumers Bancorp's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2002 for filing with the Securities and Exchange Commission.

Mr. Kishman
Mr. Furey
Ms. McClellan

Audit Fees

Crowe Chizek & Company LLP billed Consumers Bancorp aggregate fees of $23,700 for the audit of Consumers Bancorp's annual financial statements and for reviews of the financial statements included in Consumers Bancorp's Forms 10-QSB, all for the fiscal year ended June 30, 2002.

Financial Information Systems Design and Implementation Fees

For the fiscal year ended June 30, 2002, Crowe Chizek & Company LLP did not provide financial information systems design and implementation services to Consumers Bancorp.

All Other Fees

For the fiscal year ended June 30, 2002, Crowe Chizek & Company LLP billed $27,350 in fees for all services other than those described above. The Audit Committee has considered whether the provision of these other services is compatible with maintaining Crowe Chizek & Company LLP's independence.

2003 SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal at the 2003 Annual Meeting of Shareholders and who wishes to have the proposal included in Consumers Bancorp's proxy statement and form of proxy for that meeting must deliver the proposal to Consumers Bancorp at its executive offices, 614 East Lincoln Way, Minerva, OH 44657, not later than May 13, 2003.

Shareholders desiring to nominate a candidate for election as a director at the 2003 Annual Meeting of Shareholders other than for inclusion in Consumers Bancorp's proxy statement and form of proxy must deliver written notice to the Secretary of Consumers Bancorp, at its executive offices, 614 East Lincoln Way, Minerva, Ohio 44657, not later than September 1, 2003 or such nomination will be untimely. Consumers Bancorp reserves the right to exercise discretionary voting authority on the nomination if a shareholder has failed to submit the nomination by September 1, 2003.

Any shareholder who intends to present a proposal, other than as set forth above, at the 2003 Annual Meeting of Shareholders other than for inclusion in Consumers Bancorp's proxy statement and form of proxy must deliver the proposal to Consumers Bancorp at its executive offices, 614 East Lincoln Way, Minerva, OH 44657, not later than July 26, 2003 or such proposal will be untimely. Consumers Bancorp reserves the right to exercise discretionary voting authority on the proposal if a shareholder has failed to submit the proposal by July 26, 2003.

ANNUAL REPORT

A copy of Consumers Bancorp's Annual Report to Shareholders for the fiscal year ended June 30, 2002 is being mailed to each shareholder with this Proxy Statement.

Upon written request of any shareholder of record of Consumers Bancorp, Consumers Bancorp will provide, without charge, a copy of its Annual Report on Form 10-KSB, including the financial statements and schedules thereto, as filed with the Securities and Exchange Commission, for the fiscal year ended June 30, 2002. All requests must be in writing and directed to Mrs. Theresa Linder, Secretary, Consumers Bancorp, P.O. Box 256, Minerva, Ohio 44657.

OTHER BUSINESS

The Board of Directors is not aware of any business to be addressed at the meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the meeting, it is intended that the common shares represented by proxies will be voted with respect thereto in accordance with the judgment of the person or persons voting the proxies.

MISCELLANEOUS

Under the General Corporation Law of Ohio, if a shareholder desires cumulative voting for election of the directors, then the shareholder must provide written notice to the President, Vice President or the Secretary of Consumers Bancorp not less than 48 hours before the time fixed for holding the Annual Meeting. Upon announcement of this notice at the Annual Meeting, each shareholder will have cumulative voting rights. Cumulative voting means that each shareholder may cast as many votes in the election of directors as the number of directors to be elected multiplied by the number of shares held. The votes may be cast for one nominee or distributed among as many nominees as the shareholder desires.

At this time it is not known whether there will be cumulative voting for the election of directors at the meeting. If the election of directors is by cumulative voting, the persons appointed by the accompanying proxy intend to cumulate the votes represented by the proxies they receive and distribute such votes in accordance with their best judgment.

BY ORDER OF THE BOARD OF DIRECTORS

Laurie L. McClellan, Chairman

Mark S. Kelly, President and
Chief Executive Officer

September 9, 2002

EXHIBIT A

AMENDED AND RESTATED REGULATIONS
OF
CONSUMERS BANCORP, INC.

ARTICLE I
SHAREHOLDERS

(a)   **Annual Meeting.** The annual meeting of the shareholders shall be held at the principal office of the Corporation, or at such other place either within or without the State of Ohio as may be specified in the notice required under paragraph (c) of this Article not earlier than the third Wednesday of October nor later than the third Wednesday of November of each year as shall be fixed by the Board of Directors, or at such other time and on such business day as the Board of Directors may determine, at which time there shall be elected Directors to serve until the end of the term to which they are elected and until their successors are elected and qualified. Any other business may be transacted at the annual meeting without specific notice of such business being given, except such business as may require specific notice by law.

(b)   **Special Meetings.** Special meetings of the shareholders may be called and held by the Chairman of the Board, the President, a Vice-President authorized to exercise the authority of the President in the event of the President's death, disability or absence, the Board of Directors by action at a meeting or a majority of the Directors acting without a meeting, or persons who hold 25% or more of all shares outstanding and entitled to vote at the special meeting.

(c)   **Notice.** Notice of each annual or special meeting of the shareholders shall be given in writing either by the Chairman, President, any Vice President, the Secretary or any Assistant Secretary, not less than ten (10) days nor more than sixty (60) days before the meeting. Any shareholder may, at any time, waive any notice required to be given under these Regulations.

(d)   **Quorum.** The shareholders present in person or by proxy at any meeting shall constitute a quorum unless a larger proportion is required to take the action stated in the notice of the meeting, in which case, to constitute a quorum, there shall be present in person or by proxy the holders of record of shares entitling them to exercise the voting power required by the Articles of Incorporation of the Corporation or applicable law to take the action stated.

(e)   **Order of Business.** At all shareholders' meetings the order of business shall be as follows unless changed by a majority vote:

1.   Reading of minutes of previous meeting and acting thereon;
2.   Reports of Directors or Committees;
3.   Reports of Officers;
4.   Unfinished business;
5.   Election of Directors;
6.   New or miscellaneous business; and
7.   Adjournment.

(f)   **Organization.** The Chairman of the Board shall preside at all meetings of the shareholders, but in his absence the shareholders shall elect another officer or a shareholder to so preside. The Secretary of the Corporation shall act as Secretary of all meetings of the shareholders, but in the absence of the Secretary at any meeting of the shareholders, the presiding officer may appoint any person to act as Secretary of the meeting.

ARTICLE II
DIRECTORS

(a) **Number.** The Board of Directors shall be composed of not less than seven (7) nor more than fifteen (15) persons, as shall be fixed by the shareholders in accordance with applicable law, who shall be elected in accordance with the provisions of the Articles of Incorporation by action of the shareholders. Any Director's office created by the Directors by reason of an increase in their number may be filled by action of a majority of the Directors then in office.

The number of Directors fixed in accordance with the immediately preceding paragraph may also be increased or decreased by the Directors at a meeting or by action in writing without a meeting, and the number of Directors as so changed shall be the number of Directors until further changed in accordance with this Section; provided, that no such decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director; and provided, further that the number of Directors shall not be increased by the Directors to more than three Directors beyond the number of Directors as fixed at the most recently held meeting of shareholders called for the purpose of electing Directors.

(b) **Qualifications.** Each member of the Board of Directors shall have such qualifications as shall be required by Ohio law.

(c) **Nominations.** Nominations for the election of Directors may be made by the Board of Directors or a proxy committee appointed by the Board of Directors or by any shareholder entitled to vote in the election of directors generally. However, any shareholder entitled to vote in the election of Directors generally may nominate one or more persons for election as Directors at a meeting only if written notice of such shareholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Corporation not later than (1) with respect to an election to be held at an annual meeting of shareholders, 45 days in advance of the corresponding date for the date of the preceding year's annual meeting of shareholders, and (2) with respect to an election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. Each such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; and (d) the consent of each nominee to serve as a Director of the Corporation if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

(d) **Removal.** In accordance with Ohio law, all the directors, all the directors of a particular class, or any individual director may be removed from office, only for cause, by vote of the holders of a majority of the outstanding shares of the Corporation,   provided that no director shall be removed if the votes of a sufficient number of shares are cast against the director's removal that, if cumulatively voted at an election of all directors of a particular class, would be sufficient to elect at least one director.

(e) **Vacancies.** Vacancies in the Board of Directors may be filled for the remainder of any unexpired term by a majority of the remaining Directors.

(f) **Time of Meeting.** The Board of Directors shall meet at the principal office of the Corporation, at least annually, but more often if desired, and the Directors shall have the authority to determine the time and place of their meetings by the adoption of By-Laws or by resolution.

(g) **Call and Notice.** Meetings of the Board of Directors, other than the annual meeting, may be called at any time by the Chairman and shall be called by the Chairman upon the request of two members of the Board. Such meetings may be held at any place within or without the State of Ohio. Notice of the annual meeting need not be given and each director shall take notice thereof, but this provision shall not be held to prevent the giving of notice in such manner as the Board may determine. The Board shall decide what notice shall be given and the length of time prior to the meetings that such notice shall be given of all other meetings. Any meeting at which all of the directors are present shall be a valid meeting whether notice thereof was given or not and any business may be transacted at such meeting.

(h) **Presence Through Communications Equipment.** Meetings of the Board of Directors, and meetings of any Committee thereof, may be held through any communications equipment if all persons participating can hear each other and participation in a meeting pursuant to this subparagraph (g) shall constitute presence at such a meeting.

(i) **By-Laws.** The Board of Directors may adopt By-Laws for their own government and that of the Corporation provided such By-Laws are not inconsistent with the Articles of Incorporation or these Regulations.

ARTICLE III
COMMITTEES

The Board of Directors may, by resolution, designate not less than three (3) of its members to serve on an Executive Committee or such other committee or committees as the Board may from time to time constitute. The Board of Directors may delegate to any such Executive Committee any of the authority of the Directors, however conferred, other than that of filling vacancies among the Directors or in any committee of the Directors. The specific duties and authority of any such committee or committees shall be stated in the resolution constituting the same.

ARTICLE IV
OFFICERS

(a) **Number.** The officers of the Corporation shall be a Chairman, a President, a Secretary and a Treasurer. Any two or more of the offices may be held by the same persons, but no officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required to be executed, acknowledge or verified by two or more officers.

(b) **Other Officers.** The Board of Directors is authorized in its discretion to establish the offices of Vice President or Assistant Vice President, and shall have the further power to provide for such other officers, assistant officers and agents as it shall deem necessary from time to time and may dispense with any of said offices and agencies at any time.

(c) **Election, Term and Removal.** At the first meeting of the Board of Directors held after the annual meeting of shareholders, the Board shall select one of its members by a majority vote to be Chairman and shall select one of its members by a majority vote to be President of the Corporation. It shall also select all other officers of the Corporation by a majority vote, but none of such other officers shall be required to be members of the Board, except the Chairman of the Board and President. All officers of the Corporation shall hold office for one year until their successors are elected and qualified.

(d) **Vacancies and Absence.** If any office shall become vacant by reason of the death, resignation, disqualification of or removal of the incumbent thereof, or other cause, the Board of Directors may elect a successor to hold office for the unexpired term in respect to which such vacancy occurred or was created. In case of the absence of any officer of the Corporation or for any reason that the Board of Directors may determine as sufficient, the Board may delegate the powers and duties of such officer to any other officer or to any Director, except where otherwise provided by these Regulations or by statute, for the time being.

ARTICLE V
DUTIES OF OFFICERS

(a) **Chairman of the Board.** The Chairman of the Board of Directors shall preside at all meetings of the Board, appoint all special or other Committees unless otherwise ordered by the Board, confer with and advise all other officers of the Corporation, and perform such other duties as may be delegated to the Chairman of the Board from time to time by the Board.

(b) **President.** The President shall be the Chief Executive Officer of the Corporation and shall have general control and management of all its business and affairs. The President shall make such recommendations to the Board of Directors, or any committees thereof, as the President thinks proper, and the President shall bring before said Board such information as may be required concerning the business and property of the Corporation. The President shall perform generally all the duties incident to the office of president as required or authorized by law and such as are usually vested in the president of a similar corporation.

(c) **Vice Presidents.** The Vice Presidents, including Assistant Vice Presidents, shall perform such duties as may be delegated to them by the Board of Directors, or assigned to them from time to time by the Board of Directors or the President.

(d) **Secretary.** The Secretary shall keep a record of all proceedings of the Board of Directors and of all meetings of shareholders, and shall perform such other duties as may be assigned to the Secretary by the Board of Directors or the President.

(e) **Treasurer.** The Treasurer shall have charge of the funds and accounts of the Corporation. The Treasurer shall keep proper books of account showing all receipts, expenditures and disbursements of the Corporation, with vouchers in support thereof. The Treasurer shall also from time to time, as required, make reports and statements to the Directors as to the financial condition of the Corporations, and submit detailed statements of receipts and disbursements. The Treasurer shall perform such other duties as shall be assigned to the Treasurer from time to time by the Board of Directors or the President.

(f) **Other Officers.** All other officers shall perform such duties as may be delegated to them by the Board of Directors, or assigned to them from time to time by the Board of Directors or the President.

(g) **Subsidiaries.** The President, or in the President's absence, another officer authorized by the Board of Directors, shall in addition to his other powers and authority, have the authority to execute any action by unanimous written consent in lieu of a meeting of the shareholder of any wholly-owned subsidiary of the Corporation, or to waive the receipt of notice (including publication of such notice) of any such shareholder meeting of any wholly-owned subsidiary of the Corporation, subject, however, to any instructions of the Board of Directors.

ARTICLE VI
INDEMNIFICATION

The Corporation shall indemnify each director and each officer of the Corporation, and each person employed by the Corporation who serves at the written request of the Chairman or President of the Corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, non-profit or for profit, partnership, joint venture, trust or other enterprise, to the full extent permitted by Ohio law. The term "officer" as used in this Article VI shall include the Chairman of the Board, the President, each Vice President, Assistant Vice President, the Treasurer, the Secretary and any other person who is specifically designated as an "officer" within the operation of this Article VI by action of the Board of Directors. The Corporation may indemnify assistant officers, employees and others by action of the Board of Directors to the extent permitted by Ohio law.

ARTICLE VII
STOCK

(a)   **Certificates of Stock.** Each shareholder of this Corporation whose stock has been fully paid for shall be entitled to a certificate or certificates showing the number of shares registered in his or her name on the books of the Corporation. Each certificate shall be signed by the Chairman of the Board or the President or Vice President and by the Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer. A full record of each certificate, as issued, shall be entered on the stub thereof.

(b)   **Transfers of Stock.** Shares shall be transferable on the books of the Corporation by the holders thereof in person or by a duly authorized attorney upon surrender of the Certificates therefor with duly executed assignment endorsed thereon or attached thereto. Evidence of authority to endorse any certificate and to request its transfer shall be produced to the Corporation. In case of transfer by executors, administrators, guardians or other legal representative or fiduciaries, appropriate legal evidence of their authority to act shall be produced and may be required to be filed with the Corporation. No transfer shall be made until the stock certificate in question and such evidence of authority are delivered to the Corporation.

(c)   **Transfer Agents and Registrars.** The Board of Directors may appoint an agent or agents to keep the records of the shares of the Corporation, or to transfer or to register shares, or both, in Ohio or any other state and shall define the duties and liabilities of any such agent or agents.

(d)   **Lost, Destroyed or Mutilated Certificates.** If any certificate of stock in this Corporation becomes worn, defaced or mutilated, the Directors, upon production and surrender thereof, may order the same cancelled, and may issue a new certificate in lieu of the same. If any certificate of stock be lost or destroyed, a new certificate may be issued upon such terms and under such regulations as may be adopted by the Board of Directors.

ARTICLE VIII
AMENDMENTS

These Regulations, or any of them, may be altered, amended, added to or repealed as provided by law and the Articles of Incorporation of the Corporation.

CONSUMERS BANCORP, INC.
614 East Lincoln Way
P.O. Box 256
Minerva, Ohio 44657

PROXY FOR ANNUAL MEETING OF SHAREHOLDERS

October 16, 2002

This Proxy is solicited on behalf of the Board of Directors.

The undersigned shareholder of Consumers Bancorp, Inc., 614 East Lincoln Way, Minerva, Ohio, hereby appoints Theresa Linder, Paula Meiler and Dave Ingley, or any one of them (each with full power to act alone), as attorneys and proxies for the undersigned, with full power of substitution, to vote all common shares of Consumers Bancorp, Inc. that the undersigned is entitled to vote at the Annual Meeting of Shareholders to be held on Wednesday, October 16, 2002 at 9:00 a.m., or at any and all adjournments thereof, with all the powers the undersigned would possess if personally present, such proxies being directed to vote as specified below:

Unless otherwise indicated, the proxies will vote **FOR** Proposals 1 and 2.

Proposal 1:   To elect the following nominees to the Board of Directors for three-year terms expiring in 2005:

Mark S. Kelly
Laurie L. McClellan
David W. Johnson

and to elect the following nominee to the Board of Directors for a one-year term expiring in 2003:

John P. Furey

☐   FOR the election of all nominees

☐   FOR, EXCEPT WITHHOLD AUTHORITY to vote for the following nominees:

_____

☐   WITHHOLD AUTHORITY for all nominees

Proposal 2:   To amend and restate the Regulations to permit the removal of members of the Board of Directors for cause.

☐   For   ☐   Against   ☐   Abstain

Other Business:

In their discretion, the proxies are authorized to vote upon such other business that may properly come before the meeting or any and all adjournments thereof.

Date: _____ , 2002

_____
Signature

_____
Signature, if jointly held

_____
Print your name(s) here

_____

Note: The signature(s) on this proxy should correspond with the name(s) in which your shares are registered. When shares are registered jointly in the names of two or more persons, all should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give your full title as such. A proxy given by a corporation should be signed in the corporate name by the Chairman of its Board of Directors, its President, Vice President, Secretary or Treasurer.

Please mark, sign, date and return this proxy card promptly using the enclosed envelope.